Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: July 6, 2015

The following is a joint press release issued by Humana Inc. and Aetna Inc. on July 3, 2015:

Aetna Media Contact:	Humana Media Contact:
Meghan Gavigan/Patrick Scanlan	Tom Noland
Sard Verbinnen & Co	502-580-3674
212-687-8080	Tnoland@humana.com

Aetna Investor Contact:	Humana Investor Contact:
Tom Cowhey	Regina Nethery
860-273-2402	502-580-3644
cowheyt@aetna.com	Rnethery@humana.com

News Release

AETNA TO ACQUIRE HUMANA FOR $37 BILLION, COMBINED ENTITY TO DRIVE CONSUMER-FOCUSED, HIGH-VALUE HEALTH CARE

•	Strengthens Ability to Lead Effort to Transform Health Care Delivery to a More Consumer-Focused Marketplace

•	Establishes a Leading Medicare Advantage and Commercial Player with Enhanced Nationwide Presence that will Improve Affordability, Quality and Convenience for Consumers

•	Transaction Projected to Realize $1.25 Billion in Annual Synergies in 2018

•	Adds Over 14 Million Total Members, Including 3.2 Million Medicare Advantage Members

•	Maintains Commitment to Louisville, KY

•	Projected to be Accretive to Operating EPS beginning in 2017

HARTFORD, Conn. and LOUISVILLE, KY, July 3, 2015 — Aetna (NYSE: AET) and Humana Inc. (NYSE: HUM) today announced that they have entered into a definitive agreement under which Aetna will acquire all outstanding shares of Humana for a combination of cash and stock valued at $37 billion or approximately $230 per Humana share based on the closing price of Aetna common shares on July 2, 2015.

The complementary combination brings together Humana’s growing Medicare Advantage business with Aetna’s diversified portfolio and commercial capabilities to create a company serving the most seniors in the Medicare Advantage program and the second-largest managed care company in the United States. The combined entity will help drive better value and higher-quality health care by reducing administrative costs, leveraging best-in-breed practices from the two companies — including Humana’s chronic-care capabilities that measurably improve health outcomes for larger populations — and enabling the company to better compete with more cost effective products.

Under the terms of the agreement, which has been unanimously approved by the board of directors of each company, Humana stockholders will receive $125.00 in cash and 0.8375 Aetna common shares for each Humana share. As a result of the transaction, Aetna’s shareholders would own approximately 74 percent of the combined company and Humana’s shareholders would own approximately 26 percent. Aetna expects to finance the cash portion of the transaction with a combination of cash on hand and by issuing approximately $16 billion of new term loans, debt and commercial paper. Upon closing, which is expected to be in the second half of 2016, the company’s debt-capital ratio is projected to be approximately 46 percent, and management has committed to reducing that ratio below 40 percent over the 24 months following the closing. The transaction is projected to be neutral to Aetna’s 2016 Operating EPS and produce mid-single digit percentage Operating EPS accretion in 2017 and low double-digit percentage Operating EPS accretion in 2018.

The combined company will be well positioned to offer a broad choice of affordable, consumer-centric health care products, helping to constrain cost growth, improve health outcomes, and promote wellness. The combination will provide Aetna with an enhanced ability to work with providers and create value-based payment agreements that result in better care to consumers, and spread cutting-edge clinical practices and quality care.

The combined company would have projected 2015 operating revenue of approximately $115 billion, with approximately 56 percent from government sponsored programs (including Medicare and Medicaid). The combined company will have over 33 million medical members, based on memberships as of March 31, 2015. The combined membership includes Humana’s 3 million TRICARE members, under a program of health care coverage for military families and retirees administered by the U.S. Department of Defense.

After closing Aetna will make Louisville the headquarters for its Medicare, Medicaid and TRICARE businesses, and will maintain a significant corporate presence in Louisville. Founded in Louisville more than 50 years ago, Humana has a long history of contributing to the Louisville community.

“The acquisition of Humana aligns two great companies and will significantly advance our strategy of more effectively serving members in a rapidly changing health care industry,” said Mark T. Bertolini, Aetna chairman and CEO. “This combination will allow us to continue to invest in excellent service for our members and strengthen our partnerships with providers to deliver high quality care at an affordable price. We have great respect for Humana, their talented team, their culture and their strong medical management capabilities. We look forward to working with them following the closing, as we enhance our combined portfolio of innovative health care offerings to provide significant benefits to consumers, employers and providers, and to continue delivering value for our shareholders.”

“Aetna and Humana share a strong commitment to improving the health and well-being of consumers, whatever their needs and wherever they are on their lifelong health journey,” said Bruce D. Broussard, president and CEO of Humana. “Through the use of technology and integrated services to simplify the consumer experience, the combined entity will be even more effective in meeting the health needs of many more people — especially people with chronic conditions, who will benefit from Humana’s home health, pharmacy management, and data analytics programs. The transaction is a testament to the accomplishments of Humana associates and an outstanding outcome for our shareholders, who will receive an immediate premium and the opportunity to participate in the growth potential of the combined organization.”

Shawn M. Guertin, Aetna’s executive vice president and CFO, added, “The complementary nature of our two companies provides us with a significant synergy opportunity, furthering Aetna’s efforts to increase its operating efficiency. We expect synergies from the transaction to be $1.25 billion annually in 2018. These cost efficiencies will support our efforts to drive costs out of the system and offer more affordable products.”

The combination of Aetna and Humana:

•	Builds on each company’s respective efforts to provide innovative, technology-driven products, services and solutions to build healthier populations, promote higher quality health care at lower cost, and offer greater transparency and convenience for consumers.

•	Increases Aetna’s Medicare Advantage membership to 4.4 million and improves Aetna’s ability to serve members and their providers with cutting-edge technology and best practices.

•	Brings together two companies with leading percentages of membership in Medicare plans rated four Stars or higher.

•	Creates a leading health care services and pharmacy benefit franchise, serving members who use over 600 million prescriptions annually.

•	Strengthens care management capabilities by taking the best-of-breed provider solutions, including robust offerings of patient-centered provider services, clinical intelligence, value-based reimbursement models, data integration and analytics solutions from both companies.

•	Brings together two companies with longstanding commitments to promoting wellness, health, and access to high-quality health care for everyone, while supporting the communities in which they serve.

Transaction Details

Following the close of the transaction, Mark Bertolini will serve as Chairman and CEO of the combined company. At the time of the closing, the Aetna Board of Directors will be comprised of twelve current Aetna directors and four Humana directors, for a total of sixteen directors.

The transaction is subject to customary closing conditions, including the approval by Humana stockholders of the merger agreement, the approval by Aetna shareholders of the issuance of shares in the transaction, as well as the expiration of the federal Hart-Scott-Rodino antitrust waiting period and approvals of state departments of insurance and other regulators.

Aetna has received commitments from both Citi and UBS Investment Bank in connection with the financing of the transaction.

Citi and Lazard are acting as financial advisors to Aetna. Davis Polk & Wardwell LLP is acting as legal advisor to Aetna. Goldman Sachs is acting as financial advisor to Humana and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as its legal advisor.

Share Repurchase Program

Prior to closing, Aetna’s ability to repurchase its own shares will be limited. To meet its deleveraging plans, Aetna expects to suspend its share repurchase program for the combined company for approximately 6 months following the closing of the transaction. In addition, Humana will be suspending its share repurchase program,

The proposed transaction does not impact Aetna’s ability and intent to continue quarterly dividend payments, including the $0.25 dividend declared on May 15, 2015, payable on July 31, 2015 to shareholders of record at the close of business on July 16, 2015. Under the merger agreement Aetna has agreed that its quarterly dividend will not exceed $0.25 per share prior to closing. Declaration and payment of future dividends is at the discretion of Aetna’s board of directors and may be adjusted as business needs or market conditions change.

The proposed transaction also does not impact Humana’s ability and intent to continue quarterly dividends payments prior to the closing of the transaction, including the cash dividend of $0.29 per share payable on July 31, 2015 to stockholders of record on June 30, 2015. Under the merger agreement Humana has agreed that its quarterly dividend will not exceed $0.29 per share prior to closing. Declaration and payment of future dividends is at the discretion of Humana;s board of directors and may be adjusted as business needs or market conditions change.

Conference Call and Webcast

Aetna and Humana will hold a conference call to discuss the transaction at 8:30 a.m. ET on Monday, July 6, 2015. The public may access the conference call through a live audio webcast available on Aetna’s Investor Information link at https://www.aetna.com/about-us/investor-information.html, and on Humana’s Investor Relations link which can be accessed via www.humana.com. Information related to the conference call also will be available on

Aetna’s Investor Information website and Humana’s Investor Relations website. Additional information regarding the transaction, including an investor presentation describing highlights of the transaction, can also be found at AetnaHumana.TransactionAnnouncement.com.

The conference call also can be accessed by dialing (877) 709-8150 or (201) 689-8354 for international callers. No access code is required. Participants should dial in approximately 10 minutes before the call. Individuals who dial in will be asked to identify themselves and their affiliations.

A replay of the call may be accessed through Aetna’s and Humana’s investor websites, or by dialing (877) 660-6853 or (201) 612-7415 for international callers. The access code is 13613657. Telephone replays will be available beginning at 11:00 a.m. (ET) on July 6, 2015 through 11:00 p.m. (ET) on July 20, 2015.

About Aetna

Aetna is one of the nation’s leading diversified health care benefits companies, serving an estimated 46 million people with information and resources to help them make better informed decisions about their health care. Aetna offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, and medical management capabilities, Medicaid health care management services, workers’ compensation administrative services and health information technology products and services. Aetna’s customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers, governmental units, government-sponsored plans, labor groups and expatriates. For more information, see www.aetna.com and learn about how Aetna is helping to build a healthier world. @AetnaNews

About Humana

Humana Inc., headquartered in Louisville, Ky., is a leading health and well-being company focused on making it easy for people to achieve their best health with clinical excellence through coordinated care. The company’s strategy integrates care delivery, the member experience, and clinical and consumer insights to encourage engagement, behavior change, proactive clinical outreach and wellness for the millions of people we serve across the country. More information regarding Humana is available to investors via the Investor Relations page of the company’s web site at www.humana.com.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this news release regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses and share of revenues from Government business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on Aetna’s revenue and operating earnings per share, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana Inc. is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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